UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fathom Holdings Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

31189V 109
(CUSIP Number)

November 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31189V 109

SCHEDULE 13G

1	Names of Reporting Persons
Joshua Harley
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
2,937,035
	8	Shared Voting Power
2,422,644(1)
	9	Sole Dispositive Power
2,937,035
	10	Shared Dispositive Power
2,063,032(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
5,359,679(1)
12	Check box if the aggregate amount in row (11) excludes certain shares (See Instructions)
☐
13	Percent of class represented by amount in row (11)
36.2% (*)
14	Type of Reporting Person (See Instructions)
IN

1 Includes 359,612 shares of common stock outstanding, no par value per share (the “Common Stock”), of Fathom Holdings Inc. (the “Issuer”) held in a trust for the brother-in-law of Mr. Harley (the “Reporting Person”) in which the Reporting Person has voting control of such Common Stock. The Reporting Person has no dispositive power or pecuniary interest in the 359,612 shares of Common Stock held in the trust for the brother-in-law of the Reporting Person.

* Based on information provided by the Issuer, in its Prospectus filed pursuant to Rule 424(b)(5) with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2021 (the “Prospectus”), reflecting 16,196,207 shares of Common Stock, after giving effect to the offering contemplated by the Prospectus.

CUSIP No.	31189V 109

SCHEDULE 13D

This Amendment No. 1 on Schedule 13D amends the statement on Schedule 13D, dated July 15, 2021, which relates to the Common Stock of the Issuer, filed by the Reporting Person.

This Amendment No. 1 on Schedule 13D is being filed to show the change in percentage of beneficial ownership held by the Reporting Person as a result of the Reporting Person selling Common Stock in connection with the Issuer’s public offering. Except as expressly amended below, the Schedule 13D, dated July 15, 2021, remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

On November 22, 2021, the Reporting Person sold shares of Common Stock, at a sale price of $24.125 per share, in the Issuer’s public offering of an aggregate of 1,750,000 shares of Common Stock.

Item 4.	Purpose of Transaction

The shares of Common Stock owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

On November 22, 2021, the Reporting Person sold shares of Common Stock, at a sale price of $24.125 per share, in the Issuer’s public offering of an aggregate of 1,750,000 shares of Common Stock.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of this Amendment No. 1 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 1 to Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 1 to Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Each of the required transactions described in this Item 5(a) were reported on a Form 4 filed by the Reporting Person with the SEC pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov, except for the following:

September 23, 2021: 3,420 shares of Common Stock sold at $28.92 per share by a trust for the brother-in-law of the Reporting Person in which the Reporting Person has voting control of such Common Stock. The Reporting Person has no dispositive power or pecuniary interest in the 359,612 shares of Common Stock held in the trust for the brother-in-law of the Reporting Person.

The information reported in such filings is expressly incorporated herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2021

/s/ Joshua Harley
Name: Joshua Harley